SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.



                           FORM U-57



         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




               Filed under section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


                              for


               Empresa de Luz Fuerza de Oruro S.A.



                               by



                         Edison Capital


                    18101 Von Karman Avenue
                           Suite 1700
                        Irvine, CA 92715

Notification

     Edison Capital hereby files with the Securities and Exchange Commission ("Commission"), pursuant to section 33 of the Public Utility Holding Company Act of 1935 ("Act"), as amended by section 715 of the Energy Policy Act of 1992, P.L. 102-486, and Rule 57 of the implementing regulations thereunder, 17 C.F.R.
section 250.57, this notice that Empresa de Luz Fuerza de Oruro S.A.
("Elfeo"), a company organized under the laws of Bolivia, is a foreign utility company in which Edison Capital will hold indirect voting security interests.
     Elfeo does not own or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale (or the distribution at retail of natural gas or manufactured gas for heat, light, or power) within the United States. Neither Elfeo nor any subsidiary company of Elfeo is a public utility company operating in the United States.

Item 1
Name and registered branch office of the entity claiming foreign utility company status

Empresa de Luz Fuerza de Oruro S.A.
Calle Junin  No. 710
Casilla 53
Oruro, Bolivia

Description of the facilities used for the generation, transmission, or distribution of electric energy for sale

     Elfeo's facilities used for the generation, transmission, or distribution of electric energy for sale consist primarily of substations and distribution lines serving approximately 40,600 retail customers in the cities of Oruro and Huaruni, the rural area to the west of Oruro, largely in the Province of Inquisivi. Elfeo does not own generation or transmission facilities.

Ownership of the Company
     On or about June 14, 2000, Edison Capital will acquire an indirect interest in Elfeo. At that time the major direct owners of the voting securities of Elfeo will be Iberdrola II Investimentos LTDA (60.52%), a Portugese utility company, and Paz Holdings Ltd. (32.9%), a holding company. The voting securities of Paz Holdings Ltd. are held by Edison Capital International (Bermuda) Ltd. (30.42%), Andes Energy XII Ltd. (43.22%) and
GE Capital Services Structured Finance Group, Inc. (26.36%). Andes Energy XII Ltd. is wholly-owned by AIG-GE Capital Latin American Infrastructure Fund L.P. , a limited partnership in which Edison Capital Latin American Investment Bermuda Ltd. holds an indirect 7.89% interest. Edison Capital International (Bermuda) Ltd. and Edison Capital Latin American Investment Bermuda Ltd. are both wholly-owned indirect subsidiaries of Edison Capital.
     The small minority shareholders of Elfeo are Jose Luis Munoz Alcocer (6%), Credit Agricole Indojuez Lux (0.52%), Eduardo Lopez Arangune (0.03%), and Javier Arneta Blanco (0.03%).

Item 2
Domestic associate public-utility company and holding company
     To the knowledge of Edison Capital, Southern California Edison Company ("SCEC") is the only domestic public-utility company that is an associate company of Elfeo. SCEC itself will have no interest in Elfeo. SCEC is a direct, wholly-owned subsidiary company of Edison International, which is a public utility holding company exempt from registration under section 3(a)(1) of the Act, pursuant to Rule 2. Edison Capital is also a direct, wholly owned subsidiary of Edison International.

EXHIBIT A
Documents incorporated by reference
     To the knowledge of Edison Capital, SCEC is the only associate company or affiliate of Elfeo that is subject to the regulation of its retail electric or gas rates by a State commission. The California Public Utilities Commission (PUC) is the sole State commission with jurisdiction over the retail rates of SCEC.
     Section 33(a)(2) of the Act provides that an exemption under section 33(a)(1) shall not apply or be effective unless every State commission having jurisdiction over the retail electric or gas rates of a public utility company that is an associate company or an affiliate company of a company otherwise exempted under section 33(a)(1) "has certified to the Commission that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." However, this requirement is deemed satisfied if the State commission had, prior to the date of enactment of the Energy Policy Act of 1992 (October 24, 1992) "on the basis of prescribed conditions of general applicability, determined that ratepayers of a public utility company are adequately insulated from the effects of diversification and the diversification would not impair the ability of the State commission to regulate effectively the operations of such company." As contemplated by this provision, the PUC in authorizing the creation of Edison International (formerly SCEcorp) in 1988 considered the effect of diversification on SCEC. The PUC imposed various conditions of general applicability on the operations of the holding company system and, based on those conditions, determined that the ratepayers of SCEC are adequately insulated from the effects of diversification, and that diversification would not impair the PUC's ability to regulate effectively SCEC's operations.
     In approving the formation of the Edison International holding company system, the PUC imposed 15 conditions of general applicability on SCEC and the holding company. Southern California Edison Company, 90 PUR4th 45 (Cal. PUC
1988). In formulating these conditions, the PUC recognized the primary importance of insulating SCEC's ratepayers from the effect of diversification:
"The one thing we must make sure of is that the activities of the holding company and its nonutility enterprises do not adversely affect the ratepayers of the utility." Id. at 63. The PUC concluded that the conditions it adopted with regard to financial controls and reporting were "adequate to support our regulatory function" of so insulating SCEC's ratepayers. Id. Accordingly, the PUC adopted the conclusion of its Division of Ratepayer Advocates that the general conditions imposed upon the holding company would "[e]nsure that Edison ratepayers are insulated from all effects of nonutility activities." Id. at 69.
     Additionally, the PUC found that "given the conditions we will require, there should be no diminution of the Commission's ability to regulate Edison effectively or Edison's ability to provide reliable utility service at reasonable rates." Id. at 57. "The proposed reorganization is designed to result in a corporate structure which enhances management's ability to take advantage of nonutility business opportunities should they arise while not diminishing the Commission's ability to effectively regulate utility operations." Id. at 68.
     Accordingly, Elfeo meets the criteria set forth in section 33(a) for qualification as a "foreign utility company."

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                    By:  ______________________________
                         Larry C. Mount
                         Senior Vice President and General Counsel
                         Edison Capital
                         18101 Von Karman Avenue, Suite 1700
                         Irvine, California 92715


June 12, 2000